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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **August, 2007**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes X   No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 4009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___August 26, 2007___	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the first quarter ending June 30, 2007. The MD&A was prepared as of August 24, 2007 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2006 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed in the United Sates on the OTC:BB symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation has since changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Results of Operations

The net loss for the second quarter ending June 30, 2007 was $179,521 as compared to the net loss of $208,659 for the second quarter 2006 a decrease of $29,138. Revenue decreased from $12,732 in the second quarter of 2006 to $9,769 in 2007. Revenue consists of $1,163 in interest income and $8,606 in various small override interests in petroleum and natural gas properties.

Operating and Administrative expenses for the six months ending June 30, 2007 were $189,290 compared to $221,391 for the six months ending June 30, 2006. General and Administrative expenses went from $171,371 for the second quarter 2006 to $66,941 for the second quarter 2007. The decrease of $104,430 is due to decreased activity.

Liquidity and Capital Resources

The Corporation's cash balance at June 30, 2007 was $327,299 compared to $204,866 at June 30, 2006. Total assets at June 30, 2007 were $577,299 compared to $454,866 at June 30, 2006.

There was little change in current liabilities at June 30, 2007 which were $791,962 compared to $808,240 at June 30, 2006. Accounts payable decreased from $110,209 for the second quarter 2006 to $93,931 for the second quarter 2007.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 46,619,863 are outstanding at June 30, 2007. At June 30, 2007 the Corporation had outstanding options to purchase 3,511,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2007 to May 2010. There are no warrants outstanding at June 30, 2007.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2006	**2005**	**2004**
Selected Operating Data			
Revenue	$20,885	$17,644	$108,998
Production Costs	($32,544)	($5,648)	($202,395)
Expenses	($100,968)	($139,078)	($101,512)
Management Fee	($154,000)	$0	$0
Gain on disposal of asset	$0	$416,320	$0
Write-off of an option to acquire mineral property	($78,125)	$0	$0
Net (loss) income for the period	($344,752)	$289,238	($194,909)
(Loss) earnings per share - basic	($0.01)	$0.01	($0.01)
(Loss) earnings per share - diluted	($0.01)	$0.01	($0.01)

	2006	**2005**	**2004**
Selected Balance Sheet Data			
Total Assets	$454,866	$417,695	$159,609
Long Term Debt	$0	$0	($664,533)
Capital Stock	($11,174,108)	($10,999,986)	($10,999,986)
Warrants	($204,408)	$0	$0
Deficit	($11,765,034)	($11,420,282)	($11,709,520)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos. Ending June 30 2007	3 Mos. Ending Mar 31, 2007	3 Mos. Ending Dec. 31, 2006	3 Mos. Ending Sept. 30, 2006	3 Mos. Ending June 30, 2006	3 Mos. Ending March 31,2006	3 Mos. Ending Dec. 31, 2005	3 Mos. Ending Sept. 30, 2005
Revenue	$9,134	$635	$2,198	$5,955	$6,821	$5,911	$17,644	$0
Expenses	($134,547)	($54,743)	($49,935)	($16,186)	($49,340)	($172,051)	13,954	($44,025)
Realized Gain on Sale of Asset	$0	$0	$0	$0	$0	$0	($18,388)	$0
Write-off the Option	$0	$0	($78,125)	$0	$0	$0	$0	$0
Net Income (Loss)	($125,413)	($54,108)	($125,862)	($10,231)	($42,519)	($166,140)	13,210	($44,025)
Net Income (Loss) per Common share basic and diluted	($0.00)	($0.00)	($0.01)	$0.00	$0.00	$0.00	$0.00	$0.00

Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

		2006	2005	2004
Due From Related Party	Standard Energy Company (i)	$250,000	$0	$0
		$250,000	$0	$0
Due To Related Parties	Roland M. Larsen (ii)	$25,400	$25,500	$25,500
	Royal Standard Minerals Inc. (iii)	$108,813	$109,082	$29,468
		$134,213	$134,582	$54,968

(i) Standard Energy Company is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable is unsecured, non-interest bearing and no date set for its repayment.

(ii) This loan is payable to an officer and director of the Corporation. It is non-interest bearing and no date set for its repayment.

(iii) RSM is a related company by virtue of common management and have common directors. The loan payable is unsecured, non-interest bearing and no date set for its repayment.

During the first quarter ending March 31, 2007, management fees of $15,000 (March 31, 2006 - $154,000) were paid to a director and officer of the Corporation. This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Corporation's fiscal years beginning January 1, 2007. More detailed information on these changes can be found in Note 2 of the Unaudited Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2007.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation's ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen
President

Heathsville, VA
August 24, 2007